March 6, 2012

Justin Dobbie

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Warner Music Group Corp.
Registration Statement on Form S-4
Filed January 25, 2012
File No. 333-179162

Dear Mr. Dobbie:

This letter sets forth the responses of Warner Music Group Corp. (the “Registrant”) to the comments contained in your letter, dated February 15, 2012, relating to the Registration Statement on Form S-4 File No. 333-179162, filed on January 25, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on January 25, 2012. Page references in the responses below are to Amendment No. 1.

General

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Mr. Justin Dobbie
U.S. Securities and Exchange Commission	March 6, 2012

In response to the Staff’s comment, the Registrant has provided the supplemental letter with Amendment No. 1.

Summary, page 1

Our Company, page 1

2.	Please revise the first paragraph of this section and specifically the last sentence to add balancing language regarding your net loss for the twelve months ended September 30, 2011.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 1.

Exhibit 5.2

3.	Please refer to the last paragraph on page F-2. Please delete the qualification contained in the second sentence.

In response to the Staff’s comments, Richards, Layton & Finger has revised its legal opinion to delete the qualification contained in the second sentence of the last paragraph on page F-2.

4.	Please refer to the second paragraph on page F-3. Please delete the assumptions contained in clauses (vii) and (viii). Please also delete the phrase “and that the execution, delivery and performance by each of the Corporations of the Transaction Documents to which it is a party are necessary and convenient to the conduct, promotion or attainment of the business of such Corporation” from clause (ix).

In response to the Staff’s comments, Richards, Layton & Finger has revised its legal opinion to delete the assumptions contained in clauses (vii) and (viii) as well as the phrase referred to above from clause (ix) from the second paragraph on page F-3.

5.	Please delete the assumptions contained in clause (C) on page F-5.

In response to the Staff’s comment, Richards, Layton & Finger has revised its legal opinion to delete the assumptions contained in clause (C) on page F-5.

The revised legal opinion is filed as Exhibit 5.2 to Amendment No. 1.

Exhibit 5.4

6.	Please refer to the Assumptions section. Please delete the assumptions contained in the first paragraph on page 4.

Mr. Justin Dobbie
U.S. Securities and Exchange Commission	March 6, 2012

In response to the Staff’s comment, Rothgerber Johnson & Lyons has revised its legal opinion to delete the assumptions contained in the first paragraph on page 4.

7.	Please refer to the Qualifications and Exceptions section. Please delete the qualifications contained in the second to last paragraph on page 4.

In response to the Staff’s comment, Rothgerber Johnson & Lyons has revised its legal opinion to delete the assumptions contained in the first paragraph on page 4.

8.	Please refer to the Reliance section. Please delete the last sentence of the last paragraph on page 5.

In response to the Staff’s comment, Rothgerber Johnson & Lyons has revised its legal opinion to delete the last sentence of the last paragraph on page 5.

The revised legal opinion is filed as Exhibit 5.4 to Amendment No. 1.

Exhibit 5.5

9.	Please delete the assumptions contained in clauses (e), (g), (h), (i), (k) and (l) on pages 3 and 4.

In response to the Staff’s comment, Baker, Donelson, Bearman, Caldwell & Berkowitz has revised its legal opinion to delete the assumptions contained in clauses (e), (g), (h), (i), (k) and (l) on pages 3 and 4. The revised legal opinion is filed as Exhibit 5.5 to Amendment No. 1.

Exhibit 5.6

10.	Please refer to the assumptions beginning on page 2. Please delete the assumption contained in clause (2).

In response to the Staff’s comment, McCarter & English, LLP has revised its legal opinion to delete the assumption contained in clause (2) on page 2.

11.	Please refer to the assumptions beginning on page 2. Please delete the last sentence of the assumption contained in clause (3).

In response to the Staff’s comment, McCarter & English, LLP has revised its legal opinion to delete the last sentence of the assumption contained in clause (3) on page 2.

The revised legal opinion is filed as Exhibit 5.6 to Amendment No. 1.

Mr. Justin Dobbie
U.S. Securities and Exchange Commission	March 6, 2012

Exhibit 5.8

12.	Please refer to the first paragraph on page 4. Please delete the qualification added to the second sentence beginning with the phrase “provided, however.”

In response to the Staff’s comment, Dorsey & Whitney has revised its legal opinion to delete the qualification referred to above from the first paragraph on page 4. The revised legal opinion is filed as Exhibit 5.8 to Amendment No. 1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	Donald E. Field
Securities and Exchange Commission
Stephen Cooper
Trent Tappe
Warner Music Group Corp.

Enclosures